SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson: First Half 2008 Results

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Final first half results – 2Q08 constant currency revenues down 4.3%, resulting in 1H08 revenues down 7.3%, 1H08 profit before restructuring costs of €40 million, 1H08 net loss of €(182) million

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Operating expenses for first half reduced by €43 million year-on-year. Improvement programs to be intensified in 2H08

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Net cash generated by operations of €19 million in 1H08 compared to €(174) million cash out in 1H07. Net financial debt at 30 June 2008 of €1,315 million, compared to €1,536 million at 30 June 2007 and €1,251 million at 31 December 2007

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Significant new contracts secured – Comcast, NBC Universal, Telenor

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Frédéric Rose appointed Chief Executive Officer as of 1 September 2008

Paris, 24 July 2008 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by François de Carbonnel, met on 23 July 2008 to appoint Frédéric Rose as Chief Executive Officer and to review and approve the Group’s 2Q08 revenues and 1H08 results published today.

.

Summary of 1H08 and 2Q08 performance

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Revenues fell 4.3% in 2Q08 at constant currency, compared to an expectation of a 6-8% decline announced in April. Across 1H08 as a whole, revenues declined 7.3% at constant currency.

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Group EBIT result from continuing operations for 1H08 was a loss of €(6) million (1H07, profit €128 million), after restructuring costs for 1H08 of €(46) million. Therefore profit before restructuring for 1H08 was €40 million.

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Losses from discontinued operations of €(73) million include €(47) million of losses for the silicon components business unit discontinued in 1H08.

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The Group recorded a net loss for 1H08 of €(182) million (1H07, net loss €(20) million).

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Cash flow from operations in 1H08 was €19 million inflow compared to €(174) million outflow in 1H07, reflecting working capital management. Gross capex was unchanged. Proceeds from asset sales were lower. Net financial debt was €1,315 million at 30 June 2008, a seasonal increase of €64 million in the half, compared to an increase of €178 million in 1H07.

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The Group satisfied the financial covenants in its privately-placed debt at 30 June 2008 with covenant interest cover of 3.7 times on an LTM (last twelve months) basis and net debt/equity ratio of 0.85.

Appointment of CEO

The Board of Directors of Thomson yesterday unanimously approved the appointment of Frédéric Rose as the Group’s new CEO. He will also join the Board of Directors.

Frédéric Rose, 46 and a French/American national, will join the Group on 1 September from Alcatel-Lucent where he was President of that company’s Europe, Asia and Africa Region and a member of Alcatel-Lucent’s Executive Committee.  He has gained extensive international experience during his 15 years with Alcatel-Lucent and has a strong working knowledge of businesses and markets close to those of Thomson.

Commenting on the appointment, Mr. François de Carbonnel, Chairman of Thomson, said today:

"We're delighted that Frédéric Rose will join the Group as CEO from the beginning of September. His appointment comes as a result of a competitive search process that clearly identified him as having the qualities we were looking for. These include his international business background, a familiarity with the opportunities and challenges in our sector, and strong team-building credentials.  He has the youth and energy to drive Thomson forward and the Board looks forward very much to working with him."

Commenting on his appointment, Frédéric Rose said:

"Thomson has undoubted technological excellence, leading market positions worldwide, and an excellent client list in exciting sectors.  The opportunity to lead a company with such potential is rare indeed so I'm truly delighted to become Thomson’s CEO. My priority with the management team will be to ensure that the Group fulfils its potential. We will look to capitalise on its strengths and seize the opportunities that rapidly evolving technologies in a fast changing world produce.  I have no doubt that Thomson is capable of rebuilding significant and sustainable value for its shareholders and other stakeholders over time."

François de Carbonnel, added:

“I would like to take this opportunity to express the Board's unanimous thanks to Julian Waldron for his stewardship of the Group over the last few months. As well as significant progress on strategically important initiatives such as the restructuring of the silicon business, Julian has also ensured that the Group's management maintained its focus on the business of winning contracts and serving clients. Accordingly, we are confident that he and Frédéric Rose will form a highly effective team to take the Group forward.”

Outlook

We expect no change in the macro-economic outlook which creates uncertainty in many of our businesses. Against that, we have new products to market and new client wins in some of our key businesses. The US box office has also held up well and we have a good roster of DVD titles in the second half. Based on these factors, we currently expect a constant currency revenue decline year-on-year in 3Q08 at around the same level as that experienced in 2Q08.

Our simplification and cost reduction measures will continue after a successful first half achievement. The Group confirms it is on target to reduce operating expenses at least in line with its €50 million target at constant currency for the year. In 2H08 we expect no change in our usual seasonal characteristics – higher absolute revenues, profits and cash flows in the second half than in the first half.

Losses from the current discontinued perimeter are estimated to be €(30) million for 2H08, including the final costs related to the exit from the Silicon operations which could not be accrued in 1H08.

Julian Waldron commented:

“Over the last three months, the Group has successfully started to streamline and simplify its structures and cut its costs. We have also continued to expand our client base throughout our business. In difficult economic conditions, Thomson’s employees have shown themselves willing and able to adapt swiftly to a changing environment. We all look forward to working with Frédéric Rose to create value for shareholders over the coming years.”

Summary Consolidated First Half 2008 Results (unaudited(1) and restated(2))

In € millions unless otherwise stated	1H08(2)	1H07(2)

Group net revenues	2,202	2,589(2)

Gross margin	462	573

Group EBIT(3)(4)	(6)	128(2)

Financial costs (net)	(82)	(42)
Share of profit/(loss) from associates	(1)	0
Income tax	(20)	(15)

Group profit/(loss) from continuing operations	(109)	71

Loss from discontinued operations	(73)	(91)

Group net profit/(loss) (before minority interest)	(182)	(20)

EBIT, pre-restructuring costs(4)	40	188

Net interest, adjusted(5)	(38)	(44)

Net financial debt	1,315	1,536

Cash flow from operations	19	(174)

Free cash flow from continuing operations(6)	5	(115)

(1)

All figures are preliminary and subject to final audit review.

(2)

Results for 1H08 and 1H07 are presented according to IFRS 5 and therefore exclude activities now treated as discontinued from results from continuing operations. Prior period results are adjusted to take account of the current perimeter of discontinued operations. The originally reported revenues and EBIT for 1H07 were €2,651 million and €101 million respectively, of which €62 million and a loss of €(25) million respectively were from activities since treated as discontinued, principally the Silicon businesses.  The Group’s 1H07 net loss remains €(20) million, as previously reported.

(3)

EBIT is defined as profit from continuing operations before tax and financial costs (net).

(4)

EBIT is after charging €(46) million in restructuring costs (1H07, €(60) million).

(5)

Net interest adjusted for covenant compliance purposes for IAS32 interest on convertibles and net interest accounted for in the result from discontinued operations.  Adjusted interest for 2H07 was €(47) million and EBIT pre-restructuring costs was €272 million.

(6)

Free cash flow is net operating cash flow from continuing operations after Group tax and finance cash out, less net cash capital expenditure.

SECOND QUARTER 2008 REVENUES

In € millions and %	2Q08	2Q08	2Q07(1)	% change
	actual	constant currency	actual	constant currency
Net revenues by segment
Services	455	513	543	-5.6
Systems	644	692	698	-0.9
Technology	100	104	126	-16.7
Corporate & Other	3	3	4	Nm

Group net revenues	1,202	1,312	1,371	-4.3

(1) Adjusted to reflect the current perimeter of discontinued operations.

Group net revenues for 2Q08 were €1,202 million (2Q07, €1,371 million).  Currency movements decreased revenues for the quarter by €110 million. Net revenues thus declined year-on-year by 4.3% at constant currency.

Services Division revenues for 2Q08 were €455 million (2Q07, €543 million). Currency movements decreased Services Division revenues for the quarter by €58 million. Revenues for the quarter excluding currency movements therefore decreased 5.6% year-on-year.

The main decline came in Film Services reflecting the film slate for the quarter relative to the very strong slate in 2Q07 and the previously-announced loss of a North American release printing contract. Both DVD and Content Services grew revenues slightly at constant currency, while in Network Services growth in the broadcast side of the business was outweighed by the effect of the soft advertising market on the retail media networks and cinema advertising parts of the business.

Amongst key indicators, the Group replicated 285 million DVD units in the quarter, up 8.4% on the 2Q07 total of 263 million. DVD titles in the quarter included The Spiderwick Chronicles and National Treasure 2.

We processed 1.1 billion feet of film, compared to 1.4 billion feet in 2Q07, the decline being largely accounted for by the contract loss referred to above. During the quarter negotiations on contract renewals for a number of other major customers have been successful. Major film titles in the quarter included Kung Fu Panda, The Chronicles of Narnia – Prince Caspian, The Incredible Hulk and Speedracer.

Systems Division revenues for 2Q08 were €644 million (2Q07, €698 million). Currency movements decreased Systems Division revenues for the quarter by €48 million. Revenues for the quarter excluding currency movements therefore decreased by 0.9% year-on-year.

Revenue performance in Access Products for 2Q08 was better year-on-year than in 1Q08, although revenues declined in both quarters. Increased volumes were offset by price declines and an adverse mix.  A major contract with Comcast was announced recently which strengthens Thomson’s presence in the large US cable market going forward. Thomson also introduced its second generation broadband access gateways at telecom operators such as BT.  Amongst key indicators, in 2Q08 Thomson shipped 2.8 million satellite set-top boxes (2Q07, 2.5 million), 1.5 million cable set-top boxes and modems/eMTAs (2Q07, 1.2 million), and 2.9 million access products for telecom operators (2Q07, 2.6 million) – making a total of 7.3 million in the quarter (2Q07, 6.4 million).

The Broadcast & Networks businesses recorded another quarter of growth in revenues at constant currency. Revenues from recent products, such as the LDK8000 HD broadcast camera and the LDK8300 Super Slo-Mo broadcast camera performed well and were supplemented by initial revenues from the HD ViBE MPEG-4 encoder based on the Mustang chip solution.

This week’s announcement of Thomson’s selection for Telenor’s IPTV rollout is evidence of the opportunities for our end-to-end offering including our middleware, VOD servers and set-top boxes.

Technology Division revenues for 2Q08 were €100 million (2Q07, €126 million). Currency movements decreased Technology division revenues for the quarter by €4 million. Revenues for the quarter excluding currency movements therefore decreased 16.7% year-on-year.

Licensing revenues for the quarter were €96 million, with an adverse currency effect of €4 million arising from the weaker US$ (after the effect of currency hedges). This compares with a strong 2Q07 of €122 million which was a significant increase on 2Q06 and included a high level of past-period revenues from new licensing agreements signed in that quarter. Revenues from the MPEGLA licensing pool remained stable in the quarter in dollar terms.  A number of new agreements were signed, including the continuing rollout of the LCD and Digital TV programs, but these new agreements did not fully compensate for the decline in older programs and the one-offs in 2Q07 referred to above.

Further new agreements are expected in 2H08, including the rollout of the DRM for mobile handsets licensed through Contentguard (in which Thomson has a 25% stake) which last week announced a licensing agreement with Nokia.  The number of licensing agreements in place at 30 June 2008 was 1,027, up from 960 in place at end-1Q08.

FIRST HALF REVIEW

First Half 2008 Net Revenues & EBIT

In € millions and %	1H08	1H07	1H08	% change
	actual	actual	constant currency	constant currency
Net revenue by segment
Services	906	1,091	1,015	-7.0
Systems	1,109	1,263	1,185	-6.2
Technology	181	223	195	-12.4
Corporate & Other	6	12	6	nm

Group net revenues	2,202	2,589	2,401	-7.3

EBIT by segment
Services	(34)	13
Systems	(27)	(6)
Technology	116	152
Corporate & Other	(61)	(31)

Group EBIT	(6)	128

Thomson reported net revenues for the Group for 1H08 of €2,202 million (1H07, €2,589 million), a decrease of 14.9% year-on-year.  Currency movements, principally the weaker US$, decreased revenues for the half by €199 million. Net revenues for the half excluding currency movements therefore decreased 7.3% year-on-year.

Perimeter effects from acquisitions since the start of 2007 were immaterial.

Gross margin fell from €573 million for 1H07 to €462 million for 1H08.  This fall reflected principally the lower revenues, with the gross margin percentage also reducing slightly from 22.1% to 21.0%.  This reduction of €111 million was partially offset by a year-on-year reduction in operating expenses of €43 million in the half.

The Group confirms it is on target to reduce operating expenses at least in line with its €50 million target at constant currency for the year.

Restructuring charges in 1H08 were €(46) million (1H07, €(60) million).  Gains on the sale of real estate were immaterial in 1H08, compared to €42 million for 1H07, while the EBIT result for 1H07 also benefited from a one-off gain of €47 million relating to post-retirement obligations (credited mainly to the Corporate & Other segment) which did not recur in 1H08.

As a result, Group EBIT from continuing operations for 1H08 was a loss of €(6) million (1H07, profit €128 million).  The revenue and EBIT performance by division is discussed further below.

DIVISIONAL REVIEW

SERVICES

Revenues

Consolidated net revenues for the Services Division totaled €906 million in 1H08 compared with €1,091 million in 1H07, including a significant adverse impact of exchange rate variations of €109 million, principally from the weaker US Dollar. Consolidated net revenues of the Services Division therefore fell by 7.0% at constant 1H07 exchange rates.

In our DVD Services business the number of DVDs replicated in 1H08 amounted to 597 million, an increase of 2.6% over the 582 million replicated in 1H07. The growth in distribution activity and higher replication volumes almost offset the impact of contractual price declines, at constant currency.  The major “blockbuster” releases on DVD for 2008 are expected as usual to be concentrated in the latter part of the year, particularly the fourth quarter.  Blu-ray volumes were not material in 1H08, but are expected to be higher in 2H08 and our Blu-ray replication capacity is being expanded correspondingly.

Within Film & Content Services, Film Services processed 1.80 billion feet in 1H08 which compares with 2.55 billion feet processed in 1H07. Of this decline, a previously-announced contract loss accounted for 0.4 billion feet.

Revenues from Content Services activities were affected by the Hollywood writers’ strike, particularly in 1Q08, but showed some recovery in 2Q08 which limited the year-on-year revenue decline for the half.

Network Services revenues grew on the broadcast side of the business and a contract was recently signed with NBC Universal covering the playout/management of additional channels beginning in 2H08.  This growth partially offset the effect of the soft advertising market on the retail media networks and cinema advertising sides of the business.

Profitability

The loss from continuing operations before tax and net finance costs for the Services Division amounted to €(34) million in 1H08, compared with a profit of €13 million in 1H07.

DVD Services was profitable for the half, reflecting the benefits of the rationalisation of the manufacturing cost base and other cost-reduction measures undertaken in 2007 in counteracting lower revenues.

In Film & Content Services the effect of the writers’ strike particularly in the early months of the year and the contract loss in Film resulted in losses being recorded.  Cost-cutting programs continue in these operations to improve profitability in 2H08.

The results of Network Services were adversely affected by the soft advertising market.

SYSTEMS

Revenues

Consolidated net revenues for the Systems Division in 1H08 totalled €1,109 million, compared to €1,263 million for 1H07. This result includes a negative impact of exchange rate variations of €76 million. Consolidated net revenues of the Systems Division therefore decreased by 6.2% at constant 1H07 exchange rates.

This overall performance reflected some growth at constant currency in Broadcast & Networks, offset by a decline in Access Products revenues.

Access Products

Revenues declined in 1H08 with cable, satellite and telecom customers. The business sold  5.0 million satellite set-top boxes (1H07, 4.7 million), 2.5 million cable set-top boxes and cable modems (1H07, 2.5 million) and 5.1 million access products for telecom operators (1H07, 5.3 million), making a total of 12.7 million access products, a slight increase on the 1H07 total of 12.4 million units.  Price and mix were less favourable in 1H08 compared to 1H07.

Units in all areas increased in 2Q08 year-on-year after the very slow start to the year in 1Q08.  Macro-economic uncertainty remains but some second generation products were introduced in 1H08 which will be rolled out at major customers such as BT in 2H08. The recently-announced agreement with Comcast strengthens the business’s position in the large US cable market.

The telephony & home networking business was adversely affected by weak retail conditions in the US.

Broadcast & Networks

Revenues of Broadcast & Networks grew slightly year-on-year at constant currency in 1H08. Good growth in broadcast products was partially offset by some continuing weakness on the networks equipment and network software side. Broadcast equipment sales benefited from stronger market conditions ahead of the Beijing Olympics and other media events. Year-on-year revenue performances were particularly good in broadcast servers, software, infrastructure and cameras.  The networks business saw slow conditions in the transmission market and particularly from continuing slowness in rollouts of mobile TV networks, while the headend business showed some revival with growth at the end of the period thanks to the Mustang-based new generation products.

Profitability

The loss from continuing operations before tax and net finance costs for the Systems Division amounted to €(27) million in 1H08 compared with a loss of €(6) million in 1H07.

Access Products was profitable at the operating level before restructuring costs of a little over €(10) million.  Although still loss-making, the Broadcast & Networks businesses improved their performance significantly year-on-year and a return to operating profitability is targeted for the full year.

TECHNOLOGY

The decision to exit the Group’s silicon activities was implemented during 1H08 and this activity is now treated as discontinued (see below).  Following this decision, the structure of the Technology Division has been simplified, with the corporate research operation and the Software & Technology Solutions activity reporting to the management team of the Licensing activity.  This is expected to improve the coordination between the remaining businesses and will allow some costs associated with the divisional administrative structure to be saved.

Revenues

Consolidated net revenues for the Technology Division amounted to €181 million in 1H08, compared with €223 million in 1H07. Currency effects decreased consolidated net sales of the division by €14 million in 1H08.  Revenues therefore fell 12.4% at constant 1H07 exchange rates.

Consolidated net revenues for the Licensing activity amounted to €175 million in 1H08 compared with €218 million in 1H07. Currency effects decreased licensing revenues by €14 million. Activity in 1H08 included fewer past-period revenues than in the prior year as well as declines in some older programs. No major new agreements were signed in 1Q08. A number of new agreements were signed in 2Q08, including the continuing rollout of the LCD and Digital TV licensing programs. The most significant contributor to our Licensing revenues in 1H08 was again the MPEG2 program (administrated through the MPEGLA pool), which was stable year-on-year in dollar terms and accounted for approximately 41% of the Division’s revenues in 1H08 (1H07, 38%).

Profitability

Profit from continuing operations before tax and net finance costs for the Technology Division amounted to €116 million in 1H08, compared to €152 million in 1H07, representing a profit margin of 64.4% in 1H08 compared with 68.2% in 1H07.

In 1H08, the profit before tax and finance costs of our Licensing activity was €139 million compared to €176 million in 1H07. The EBIT margin for licensing was 79.2% in 1H08 compared with a margin of 80.7% in 1H07.

CORPORATE & OTHER

The charge before interest and finance costs of the Group’s unallocated corporate functions was €(40) million in 1H08 (1H07, €(41) million).

Other continuing operations, principally residual activities related to the Angers, Genlis and after-sales operations, reported a loss of €(21) million in 1H08, compared to a profit in 1H07 of €11 million which included a one-off credit in respect of medical benefits of €37 million.

FINANCIAL RESULT, ASSOCIATES AND TAX

Interest expense

Net interest charges for continuing operations reached €(42) million in 1H08 (1H07, €(50) million), principally reflecting the weaker US Dollar and lower US Dollar interest rates.

Other financial income / (expense)

Other financial expense for continuing operations totalled €(40) million in 1H08 (1H07, credit €8 million).  This total includes charges for various mark-to-market revaluations of swaps and options, while 1H07 included a significant mark-to-market gain on the option component of the Silver Lake convertible.

Income Tax

The Group has a total of approximately €4.5 billion of tax-loss carry-forwards, of which almost two-thirds are located in France and the US. The Group’s tax charge for 1H08 was €(20) million (1H07, €(15) million), principally reflecting withholding taxes on licensing income and profits in regions where the Group does not have tax losses such as Australia and Mexico.

LOSS FROM DISCONTINUED OPERATIONS

The results for 1H08 and 1H07 include activities treated as Discontinued Operations under IFRS 5 – principally the Audio/Video and Accessories businesses (together “AVA”), the Group’s residual display component activities based at Genlis and European After-sales activities (classified as discontinued activities in 2H07), and the Group’s Silicon activities (classified as discontinued in 1H08).  The comparative figures for 1H07 have been adjusted accordingly to reflect this change of perimeter in accordance with IFRS.

The total loss attributable to discontinued operations for 1H08 was €(73) million (1H07, loss €(91) million, of which €(25) million was attributable to the operations classified as discontinued since 1H07).  €47 million of the 1H08 charge related to the losses and write-downs on disposal/exit from the silicon businesses implemented during 1H08.

In 2H08, activity in the current discontinued operations perimeter will reflect completion of the exit from the silicon operations, which should be complete by the end of 2008. The further costs from such activities in 2008 which cannot be charged until 2H08 are estimated at €(30) million.  The total charge in respect of the silicon activities in 2008 is expected to be around €(65) million.

NET RESULT

The net loss from continuing operations was €(109) million for 1H08 (1H07, net profit €71 million).  After taking account of the negative impact of the loss from discontinued operations of €(73) million (1H07, loss €(91) million), the Group consolidated net loss was €(182) million for 1H08 (1H07, loss €(20) million).

GROUP CASH FLOW

Cash Flow from Operating Activities

Net operating cash flow generated from continuing operations for 1H08 totalled €133 million, a significant improvement on the net operating cash outflow for 1H07 of €(36) million.  Net operating cash used in discontinued operations for 1H08 was €(114) million (1H07, €(138) million), resulting in net cash provided by operating activities totalling €19 million, compared to net cash used in operating activities of €(174) million in 1H07.  The elements of cash flow are analysed further below within Continuing Business Free Cash Flow.

Continuing Business Free Cash Flow

Continuing operations generated €5 million of free cash flow (net operating cash flow from continuing operations after Group tax and finance cash out, less net cash capital expenditure) in 1H08, compared to a free cash outflow of €(115) million in 1H07.

This is comprised of EBITDA (EBIT plus depreciation and amortization) from continuing operations of €163 million (1H07, €318 million), plus a reduction in working capital of €43 million (1H07, less increase in working capital of €(73) million), less other movements in assets and liabilities of €(48) million (including contract payments) (1H07, €(100) million), capital expenditures (net of disposals) of €(128) million (1H07, €(79) million), and tax and interest, restructuring and non-current cash outflows of €(25) million (1H07, €(181) million).  The free cash flow from continuing operations in 1H08 benefited from improved working capital management.

€m	1H08	1H07
Services	9	26
Systems	5	(81)
Technology	112	125
Corporate & Other	(72)	(114)
Tax and financial	(49)	(71)
Free cash flow from continuing operations	5	(115)

Divisional cash flow is shown after divisional capital expenditure – while all tax and financial cash flows are shown as a single line item

Other Continuing Cash Flow

The Group paid €(14) million during the half for acquisitions, reflecting residual payments for prior year acquisitions (1H07, €(21) million).

The Group raised €9 million from the sale of financial assets during 1H08 (1H07, €20 million).

Cash flow from Discontinued Operations

The net operating and investing cash outflows from discontinued operations totaled €(127) million (1H07, €(118) million). The largest element in this was the cash outflow from the final costs of exiting the AVA businesses.

Further cash outflow in respect of the current discontinued perimeter is expected to be in the region of €(75) million, including cash costs of exiting the Silicon operations.   The above does not take account of any future cash realizations from the Group’s financial assets.

Net Cash flow from operating and investing activities

 As a result, overall net cash outflow in 1H08 from operating and investing activities for both continuing and discontinued operations totaled €(126) million, a significant improvement on the net cash outflow of €(234) million in 1H07.

GROUP BALANCE SHEET

The Group’s net financial debt increased by only €64 million in the half, a much lower increase than the seasonal increase of €178 million experienced during 1H07, to reach €1,315 million at 30 June 2008, compared to net financial debt of €1,251 million at 31 December 2007 and €1,536 million at 30 June 2007.  In addition there was no debt related to acquisitions at 30 June 2008 (31 December 2007, €7 million).

Liabilities on Thomson’s balance sheet in respect of retirement benefit obligations (including medical benefits) have again fallen, by €37 million to €366 million at 30 June 2008 from €403 million at 31 December 2007.

As a result the Group’s net financial liabilities (defined as the aggregate of net financial debt, debt related to acquisitions and post-retirement liabilities) increased by €21 million to €1,681 million at 30 June 2008, compared to €1,661 million at 31 December 2007.

At 30 June 2008 the Group had €665 million of cash and cash equivalents on its balance sheet, compared to €572 million at 31 December 2007.  In addition, the Group had €1.2 billion of undrawn committed funding available under its syndicated loan facility. The Group’s long-term debt and the syndicate loan facility are designed, together with cash balances and expected cash flow, to provide the funds to cover the Group’s debt obligations in 2H08 and beyond (including, if required, the repayment of the convertible bond issued to Silver Lake Partners, which can be put from September 2008). The Group took advantage of current market conditions to repurchase a US$100 million privately placed bond at a discount to par value during 1H08.

Total equity was €1,541 million at 30 June 2008 (31 December 2007, €2,055 million) The decline in equity reflects the reported net loss for 1H08 of €(182) million, and other adjustments made direct to equity.  These adjustments are principally a €(247) million mark-to-market writedown in the value of the Group’s stake in Videocon Industries (based on the company’s share price at 30 June 2008 of 259 Indian Rupees) and currency translation adjustments of €(89) million relating largely to the weakening of the US Dollar during 1H08.

The Group thus satisfied the financial covenants in its outstanding privately-placed debt at 30 June 2008. Covenant interest cover on an LTM basis to 30 June 2008 is 3.7 times, compared with a minimum covenant level of 3.0 times, with EBIT adjusted to add back restructuring charges of €312 million and covenant net interest of €85 million.  Net debt of €1,315 million and total equity of €1,541 million (including minority interests) results in a debt/equity ratio of 0.85, below the covenant limit of 1.0.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos.

We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property.

At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

APPENDICES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended		Year ended
(€ in millions)	June 30, 2008 Unaudited	June 30, 2007 Unaudited	December 31, 2007 Audited
Continuing operations:
Revenues	2,202	2,589	5,539
Cost of sales	(1,740)	(2,016)	(4,252)

Gross margin	462	573	1,287

Selling and administrative expenses	(301)	(336)	(685)
Other income (expense)	(45)	21	29
Research and development expenses	(122)	(130)	(253)

Profit (Loss) from continuing operations before tax and net finance costs	(6)	128	378

Interest income	11	9	19
Interest expense	(53)	(59)	(120)
Other financial income (expense)	(40)	8	(2)
Net finance costs	(82)	(42)	(103)

Share of profit (loss) from associates	(1)	-	1
Income tax	(20)	(15)	(27)
Profit (Loss) from continuing operations	(109)	71	249

Discontinued operations:
Loss from discontinued operations - net	(73)	(91)	(272)

Net income (loss)	(182)	(20)	(23)
Attributable to:
- Equity Holders	(182)	(20)	(23)
- Minority interests	-	-	-

	Six months ended		Year ended December 31, 2007 Audited
(in euro, except number of shares)	June 30, 2008 Unaudited	June 30, 2007 Unaudited
Weighted average number of shares outstanding (basic net of treasury stock)	262,940,199	262,382,585	262,787,361

Earnings per share from continuing operations
- basic	(0.41)	0.24	0.88
- diluted	(0.41)	0.19	0.75
Earnings per share from discontinued operations
- basic	(0.28)	(0.35)	(1.04)
- diluted	(0.28)	(0.32)	(0.94)
Total earnings per share
- basic	(0.69)	(0.11)	(0.16)
- diluted	(0.69)	(0.13)	(0.19)

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	June 30, 2008 unaudited	December 31, 2007 Audited

ASSETS

Non-current assets:
Property, plant and equipment	632	693
Goodwill	1,570	1,645
Other intangible assets	846	938
Investments in associates	8	10
Investments and available-for-sale financial assets	119	397
Derivative financial instruments	15	16
Contract advances	113	122
Deferred tax assets	479	503
Other non-current assets	51	120

Total non-current assets	3,833	4,444

Current assets:
Inventories	310	332
Trade accounts and notes receivable	650	918
Current accounts with associates and joint-ventures	5	12
Derivative financial instruments	19	17
Other current assets	502	474
Cash and cash equivalents	665	572
Assets classified as held for sale	39	1

Total current assets	2,190	2,326

Total assets	6,023	6,770

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	June 30, 2008 unaudited	December 31, 2007 audited
EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (269,890,028 shares as of June 30, 2008 with nominal value of €3.75 per share)	1,012	1,012
Treasury shares	(159)	(154)
Additional paid in capital	1,539	1,539
Subordinated perpetual notes	500	500
Other reserves	51	282
Retained earnings (accumulated deficit)	(1,116)	(932)
Cumulative translation adjustment	(290)	(202)

Shareholders’ equity	1,537	2,045

Minority interests	4	10

Total equity	1,541	2,055

Non-current liabilities:
Borrowings	939	1,078
Retirement benefits obligations	317	352
Restructuring provisions	24	25
Derivative financial instruments	12	11
Other provisions	32	50
Deferred tax liabilities	183	204
Other non-current liabilities	67	59

Total non-current liabilities	1,574	1,779

Current liabilities :
Borrowings	1,041	745
Derivative financial instruments	34	35
Retirement benefits obligations	49	51
Restructuring provisions	88	75
Other provisions	82	89
Trade accounts and notes payable	910	1,160
Accrued employee expenses	155	168
Income tax payable	23	58
Other current liabilities	511	547
Payables on acquisition of companies	-	7
Liabilities classified as held for sale	15	1

Total current liabilities	2,908	2,936
Total liabilities	4,482	4,715

Total equity and liabilities	6,023	6,770

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended		Year ended December 31, 2007 (audited)
(€ in millions)	June 30, 2008 unaudited	June 30, 2007 Unaudited
Net income (loss)	(182)	(20)	(23)
Loss from discontinued operations	(73)	(91)	(272)
Profit (loss) from continuing operations	(109)	71	249
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization	169	190	377
Impairment of assets	10	4	20
Net changes in provisions	3	(62)	(130)
(Profit) / loss on asset sales	-	(46)	(55)
Interest (Income) and Expense	42	50	99
Other (including tax)	43	6	17
Changes in working capital and other assets and liabilities	(5)	(173)	57
Cash generated from continuing operations	153	40	634
Interest paid	(29)	(56)	(95)
Interest received	13	7	12
Income tax paid	(4)	(27)	(69)
Net operating cash (used in) / generated from continuing operations	133	(36)	482
Net operating cash used in discontinued operations	(114)	(138)	(201)
Net cash (used in) / provided by operating activities (I)	19	(174)	281

Acquisition of subsidiaries, associates and investments, net of cash acquired	(14)	(21)	(51)
Net proceeds from sale of investments	9	20	42
Purchases of property, plant and equipment (PPE)	(83)	(80)	(175)
Proceeds from sale of PPE	2	45	111
Purchases of intangible assets including capitalization of development costs	(47)	(44)	(89)
Loans (granted to) / reimbursed by third parties	1	-	-
Net investing cash used in continuing operations	(132)	(80)	(162)
Net investing cash (used in) / generated from discontinued operations	(13)	20	23
Net cash used in investing activities (II)	(145)	(60)	(139)

Purchases of treasury shares and others	-	(2)	(7)
Proceeds from borrowings	500	91	162
Repayments of borrowings	(247)	(423)	(898)
Dividends and distribution paid to Group’s shareholders	-	-	(117)
Net financing cash (used in) / generated from continuing operations	253	(334)	(860)
Net financing cash (used in) / generated from discontinued operations	-	2	(1)
Net cash (used in) / provided by financing activities (III)	253	(332)	(861)

Net (decrease) / increase in cash and cash equivalents (I+II+III)	127	(566)	(719)
Cash and cash equivalents at beginning of period	572	1,311	1,311
Exchange gains/(losses) on cash and cash equivalents	(34)	4	(20)
Cash and cash equivalents at end of period	665	749	572

PRESS RELEASE

Leading Scandinavian Telecoms Operator Telenor selects Thomson’s IPTV Systems

Thomson Solutions to Support IPTV Service Deployments in Norway, Sweden and Denmark

Paris (France), July 22, 2008 – Leading Scandinavian telecoms operator Telenor has selected IPTV solutions from Thomson (Euronext Paris: 18453; NYSE: TMS), the worldwide leader in video solutions, for deployment of IPTV services in Norway, Sweden and Denmark. The Thomson end to end solution includes the SmartVision service management platform, video on demand servers and a choice of set-top boxes including one incorporating PVR functionality with local hard disk recording.

Thomson is providing Telenor with its SmartVision video services platform, which incorporates middleware, video on demand (VoD) servers and two ranges of IP set top boxes1. In addition, Thomson is supplying full system design, engineering and integration services including training and maintenance, as well as integrating the conditional access solution of Conax for content security.

“IPTV is an essential service in Telenor’s future offering to our customers, and therefore we selected a market leader with strong expertise in both video and telecoms engineering,” said Witold Sitek, CTO for Telenor’s Nordic region. "Our choice of Thomson was largely based on their proven experience in IPTV system deployments internationally and their capability to offer a competitive integrated technical solution with a promising future roadmap in this rapidly evolving area. To achieve the required benefits of scale in this area, the deployment of IPTV services across all three countries is key -- and Thomson's ability to manage projects in different geographies is equally important."

As well as being the leading Scandinavian telecom operator, Telenor is the largest distributor of traditional DTH and cable-TV services in the Nordic region and one of the fastest growing providers of mobile communications services worldwide covering 12 countries with 150 million subscribers. As a long-term supplier of gateways to Telenor, the agreement strengthens Thomson’s relationship with this leading Nordic operator.

“Telenor is one of the major telecom operators in Europe and we are delighted they have chosen Thomson to accompany them in this multi-country IPTV deployment,” said Jacques Dunogué Thomson's Senior Executive Vice President, Head of the Systems division. “Thomson is unique in offering complete IPTV and triple-play end-to-end solutions from video headends to consumer premises equipment, and this project further demonstrates our ability to build world-class IPTV infrastructures for tier-one operators, as well as our ability to help customers such as Telenor innovate and differentiate their offering.”

Market Leadership in IPTV, Triple Play – from Head End to Premises

 As reported by industry analysts MRG Inc in 2007, Thomson's SmartVision is the IPTV service platform managing the largest number of subscribers worldwide. An industry leader with the most comprehensive and advanced package of triple-play solutions and membership in the HD Forum and Open ITV Forum, Thomson is committed to leveraging its IPTV expertise to develop adjacent markets and solutions in hybrid systems and mobile systems.

With its customized solutions, Thomson helps operators to offer a larger range of entertainment and greater quality of service, thanks to its ability to offer both end-to-end solutions (from headend through to VOD servers to set-top-boxes) and systems integration capabilities.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos.

We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property.

At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Claudine Cécille	+33 1 41 86 67 44	claudine.cecille@thomson.net
Joanna Pays	+ 33 1 41 10 56 18	Joanna.pays@thomson.net
Investor Relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

1

The DBI2210 and the DBI8500 with integrated hard drive for personal video recording

PRESS RELEASE

BT Home Hub Passes the Three Million Shipment Mark

Paris (France), London (UK) - July 21, 2008 – Thomson (Euronext 18453; NYSE: TMS), the worldwide leader in video solutions, has announced shipments of BT Home Hub wireless gateways have passed the three million mark in fewer than two years since the devices were deployed by BT in the United Kingdom. This milestone also underscores the remarkable success of the service, with a rapid increase in subscribers opting for the higher value broadband packages in which the BT Home Hub was included.

“The BT Home Hub has been developed through close co-operation between BT and Thomson. We have now rolled out a very advanced and extremely practical offering, bringing together a group of features that have proved really popular, including IPTV, video on demand, and the ability to automatically transfer calls from a mobile phone to the fixed line to reduce call charges,” said Steve Andrews, Managing Director, Strategy, Convergence and Products at BT.

The remarkable success of the BT Home Hub is due to the definition and development of a single platform for key services such as wireless VoIP telephony through a DECT handset, fixed-mobile convergence, video over IP and high speed wireless DSL and Open WiFi which turns the home gateway into a WiFi hotspot for authorized sharing of the wireless network

BT, one of the world’s leading providers of communication solutions and services operating in 170 countries, needed an attractive broadband offer which would help develop the market for new services in the United Kingdom. It had to be extremely simple to install and use as well as future-proof to support functionality updates via software downloads over the broadband circuit. Thomson has now shipped the first shipments of the latest generation BT Home Hub which incorporates ‘N’ standard wireless technology for even greater reach and performance.

“We are delighted with the success of the BT Home Hub. BT is one of the world’s largest operators, and we see this success as a clear demonstration of Thomson’s ability to provide equipment that meets the needs of service providers and their subscribers,” said Jacques Dunogué, Thomson's Senior Executive Vice President, Head of the Systems division. “As world leader in DSL gateways, we are also delighted to have delivered first shipments of the next-generation BT Home Hub that includes greater wireless reach and a power-save mode for energy efficiency when the BT Home Hub is not in use.”

Illustrating the growth potential of the residential gateway market, recent projections1 by industry analysts Parks Associates, estimate that by year-end 2012, 40 million European homes will have residential gateway solutions.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson: the worldwide leader in video solutions

Thomson (Euronext Paris: 18453; NYSE: TMS) is the world leading provider of solutions for the creation, management, delivery and access of video, for the Communication, Media & Entertainment (CME) industries. Our clients are studios, broadcasters, network operators (telcos, broadband, satellite and cable operators) and an increasing range of professional users of videos. We deliver superior value to our customers through a unique combination of industry leading technologies, systems and services, enabling us to offer differentiated and innovative end-to-end solutions based on a broad portfolio of Intellectual Property. At the cross-roads of the CME industries, leveraging our core competencies in video but also audio, data and voice, we enable our customers to take advantage of the growth opportunities brought on by the digital convergence revolution. For more information: http://www.thomson.net.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

Thomson Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Brenda Clery	+33 6 83 30 57 57	brenda.clery@thomson.net
Claudine Cécille	+33 6 07 86 55 52	claudine.cecille@thomson.net
Thomson Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

1

White paper entitled ‘Europe: Home Network Update’ published in April 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer